UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2022

Commission File Number: 001-38051

SOS Limited

(Translation of registrant’s name into English)

Building 6, East Seaview Park, 298 Haijing Road, Yinzhu Street

West Coast New District, Qingdao City, Shandong Province 266400

People’s Republic of China

+86-532-86617117

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Entry into a Material Agreement

SOS Information Technology New York, Inc. (“SOSNY”), a company incorporated under the laws of state of New York and a wholly owned subsidiary of SOS Ltd., filed a lawsuit on December 9, 2022, against Thor Miner, Inc. (“Thor Miner”), Singularity Future Technology Ltd. (“Singularity,” and, together with Thor Miner, referred to as the “Corporate Defendants”), Lei Cao, Yang Jie, John F. Levy, Tieliang Liu, Tuo Pan, Shi Qiu, Jing Shan, and Heng Wang (jointly referred to as the “Individual Defendants”) (collectively, the Individual Defendants and the Corporate Defendants are the “Defendants”). A. SOSNY and Thor Miner entered into a January 10, 2022 Purchase and Sale Agreement (the “PSA”) for the purchase of $200,000,000 in crypto mining rigs, which SOS claims was breached by Thor Miner and Singularity

SOSNY and Defendants entered into a certain settlement agreement and general mutual release Effective Date December 28, 2022 (“Settlement Agreement”). Pursuant to the Settlement Agreement, Thor Miner agreed to pay a sum of thirteen million in U.S. dollars ($13,000,000) (the “Settlement Payment”) to SOSNY on or before December 23, 2022, and SOSNY agreed that subsequent to its receipt of the Settlement Payment, SOSNY shall cause the lawsuit to be dismissed with prejudice as to the settling defendants and without prejudice as to all others.

Singularity and Thor Miner further covenanted and agreed that if they receive additional funds from HighSharp (Shenzhen Gaorui) Electronic Technology Co., Ltd. (“HighSharp”) related to the PSA, they will promptly transfer such funds to SOSNY in an amount not to exceed forty million five hundred sixty thousand five hundred sixty-nine dollars ($40,560,569.00) (which is the total amount paid by SOSNY pursuant to the PSA less the price of the machines actually received by SOSNY pursuant to the PSA). The Settlement Payment and any payments subsequently received by SOSNY from HighSharp shall be deducted from the total amount of forty million five hundred sixty thousand five hundred sixty-nine dollars ($40,560,569.00) previously paid by, and now due and owing to SOSNY. In further consideration of this Settlement Agreement, Thor Miner agreed to execute and provide to SOSNY, within seven (7) business days after the Effective Date (as defined in the Settlement Agreement), an assignment of all claims it may have against HighSharp.

The foregoing description of the form of the Settlement Agreement is summaries of the material terms of such agreement, do not purport to be complete and are qualified in its entirety by reference to the Settlement Agreement, which is attached hereto as Exhibit 10.1.

Exhibits

Number	Exhibit
10.1	Form of the Settlement Agreement

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: December 30, 2022

SOS Limited

By:	/s/ Yandai Wang
Name:	Yandai Wang
Title:	Chief Executive Officer

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